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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB Number: 3235-0058 Expires: March 31, 2006 Estimated average burden hours per response . . . 2.50
SEC FILE NUMBER 000-13394
CUSIP NUMBER 926555103

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	February 28, 2006
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Video Display Corporation
Full Name of Registrant

Former Name if Applicable

1868 Tucker Industrial Road Tucker, Georgia 30084
Address of Principal Executive Office (Street and Number)

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

The Registrant is unable to file its annual Report on Form 10-K for the period ended February 28, 2006, within the prescribed time period, due to unforeseen delays in the collection and review of information and documents affecting disclosures in the Report on Form 10-K.  Accordingly, the additional time is requested to compile all information necessary to accurately complete the Form 10-K within the time period permitted by Rule 12b-25 of the Securities and Exchange Act of 1934.  The Registrant expects to file the subject report no later than the fifteenth calendar date following the prescribed due date for the report.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Michael D. Boyd	678	942-5407
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Explanation of Anticipated Changes

The financial results for the fiscal year ended February 28, 2006 summarized below are subject to change when the audit of the Registrant’s financial statements has been completed.

All statements other than statements of historical facts included in this Form 12b-25 are statements that constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934.  The words “expect”, “estimate”, “anticipate”, “predict”, “believe” and similar expressions and variations thereof are intended to identify forward-looking statements.  Such statements appear in a number of places in this Form and include statements regarding the intent, belief or current expectations of the Registrant, its directors or its officers with respect to, among other things: (i) trends affecting the Registrant’s financial condition or results of operations; (ii) the Registrant’s financing plans; (iii) the Registrant’s business and growth strategies, including potential acquisitions; and (iv) other plans and objectives for future operations.  Investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties and that actual results may differ materially from those predicted in the forward-looking statements or which may be anticipated from historical results or trends.

Net income is anticipated to be approximately $0.3 million, or $.03 per fully diluted share, for the fiscal year ended February 28, 2006 compared to $3.5 million, or $.35 per fully diluted share, for the fiscal year ended February 28, 2005.

Consolidated net sales is anticipated to increase $1.1 million for fiscal 2006 or 1.3% compared to fiscal 2005 net sales.  This includes a Display segment sales increase of $0.6 million or 0.9% and a Wholesale Distribution segment sales increase of $0.5 million or 2.7% for the comparative periods.

The anticipated net increase in Display segment sales in fiscal 2006 represents a $0.9 million decline in monitor revenues, a $0.6 million decline in home entertainment CRT revenues and a $0.1 million decline in component Distribution revenues, offset by an increase in data display CRT revenues of $2.2 million compared to fiscal 2005.

Decreases in monitor revenues primarily reflect a reduction in cathode ray tube and direct view storage tube sales at Lexel, Teltron and XKD of $5.7 million during fiscal 2006 compared to fiscal 2005 as contracts were fulfilled, but have not been replaced. The timing of orders for these contracts, many which are military related, are affected by a number of factors, including competitive bidding, government budgetary issues, the phase-out and replacement of military field units and the life cycle of individual display units. Sales of other CRT products from Lexel are supported by a backlog of $7.8 million at February 28, 2006. (During fiscal 2006, the Teltron and XKD operations were consolidated with the Aydin Displays operation. The Company plans to further consolidate the CRT related portion of Aydin Displays into the Lexel operation during fiscal 2007.) This decrease in CRT and DVST sales was partially offset by a net increase in sales of flat panel and projector display units at Display Systems and Aydin Displays of $4.8 million during fiscal 2006, compared to fiscal 2005, through contracts with Boeing Co., Lockheed Martin and various other customers.

Increases in data display revenues are attributed primarily to Management’s decision in late fiscal 2004 to begin distributing commercial and military projection tube displays from its Data Display location in Tucker, Georgia.  These projection tube displays carry a higher sales price per unit than the units historically distributed from this facility.

The decline in entertainment CRT sales reflects management’s decision in late fiscal 2004 to move the distribution of projection tube displays from the Novatron operation to its Data Display distribution facility, which is a part of the data display division, and reduced sales at the Novatron and Chroma operations due to weaker demand in the television tube replacement market. During fiscal 2005, the Magnaview operation was relocated and merged into the Chroma facility. The Company is the primary supplier of replacement television CRTs to the domestic entertainment market.  A significant portion of the entertainment division’s sales (39%) are to major television retailers as replacements for products sold under manufacturer and extended warranties.  Due to continued lower retail sales prices for mid-size television sets (25” to 30”), fewer extended warranties were sold by retailers, a trend consistent with recent prior fiscal years.  The Company remains the primary supplier of product to meet manufacturers’ standard warranties.  Growth in this division will be negatively impacted by the decreasing number of extended warranties sold for the larger, more expensive sets.

The decline in component parts sales reflects weaker demand for electron gun and stem sales at the Southwest Vacuum and Wintron operations.  Electron gun sales have historically been dependent upon the demand by domestic and foreign television CRT remanufacturers.  These sales have declined over the past few years as consumers move towards purchasing new technology as opposed to repairing existing sets.  The Company’s Wintron location is continuing its transition, focusing growth efforts on the distribution of two newer camera technologies, which is expected to reduce dependence on sales of components for CRTs.  One such technology will assist border guards with under car inspections and another will assist correctional facilities with the supervision of inmates.  If successful, the Company believes these new technologies will have a positive impact on the component division sales.

The modest increase in anticipated Wholesale Distribution segment sales are attributed to growth in call center sales.  The call center operations of Fox International were relocated and expanded during fiscal 2006 to provide the capacity to seek additional call center business in future periods.

Gross Margins

Consolidated gross profit margins are anticipated to decline from 32.7% for the year ended February 28, 2005 to 29.2% for the fiscal year ended February 28, 2006.  Display segment margins are anticipated to decrease from 29.3% in fiscal 2005 to 22.6% in fiscal 2006. The Wholesale Distribution segment margins (before call center expenses) are anticipated to improve from 44.4% for the year ended February 28, 2005 to 51.9% for the year ended February 28, 2006.

Within the Display segment, monitor gross margins decreased from 30.4% for fiscal 2005 to 25.4% for fiscal 2006.  This decrease is primarily attributed to higher than anticipated costs to complete certain product contracts acquired in the Three-Five Acquisition, costs to relocate and combine the XKD operation into Aydin Displays, and lower margin generated and lower absorption of fixed overhead costs in the Lexel and Teltron operations at their reduced level of sales. Data display gross margins are anticipated to decrease from 16.2% for fiscal 2005 to 8.0% for fiscal 2006, due to price competition and reduced demand for non-projection CRT tubes and an increase in the provision for obsolete inventory over the prior year.  Gross margins in home entertainment CRTs are anticipated to decrease from 36.7% for fiscal 2005 to 34.7% for fiscal 2006 due to lower absorption of fixed overhead costs at their reduced level of sales.  Gross margins from component parts sold also decreased from 56.1% for fiscal 2005 to (8.3%) for fiscal 2006 due to the impact of lower sales volume and charges for inventory obsolescence.

Operating Expenses

Consolidated operating expenses as a percentage of net sales increased from 24.5% for fiscal 2005 to 26.7% for fiscal 2006.

Display segment operating expenses increased $0.7 million or 5.7% during fiscal 2006 compared to fiscal 2005, while operating expenses for the Wholesale Distribution segment are anticipated to increase $1.3 million or 16.3% for the comparable periods.  Within the Display segment, which includes the majority of corporate level expenses for the consolidated group, the increase is primarily due to increased accounting and legal fees associated with financial/regulatory reporting and work on potential acquisition projects, which have subsequently been abandoned.   Wholesale distribution segment operating expenses increased due to added labor and overhead costs associated with the expansion of the call center in the second half of fiscal 2006. Sales growth for services provided by the expanded call center was slower than anticipated, consequently staffing was reduced near the end of fiscal 2006 to correspond with projected near term call center needs and reduce operating costs.

Interest Expense

Interest expense increased $0.4 million or 36.4% for fiscal 2006 as compared to fiscal 2005, due to a higher level of average outstanding borrowings and higher market interest rates.  The Company maintains various debt agreements with variable interest rates, most of which are based on LIBOR or the prime rate.

Income Taxes

The effective tax rate for fiscal 2006 was 51.9% compared to 36.9% for fiscal 2005, reflecting the impact of permanent differences in taxable income at the lower level of earnings.

Video Display Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	May 30, 2006	By	/s/ Michael D. Boyd
Michael D. Boyd
Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).